SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CAPRICOR THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

1407B101

(CUSIP Number)

November 20, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Capricor Therapeutics, Inc.

CUSIP No. 1407B101

1	NAMES OF REPORTING PERSONS

CEDAR SINAI MEDICAL CENTER 95-1644600 8700 Beverly Blvd., Los Angeles, CA 90048
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,324,086
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

1,324,086
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,324,086
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO CORPORATION

Capricor Therapeutics, Inc.

CUSIP No. 1407B101

Item 1(a).	Name of Issuer

Capricor Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Office

8840 Wilshire Blvd., 2nd Floor

Beverly Hills, CA 90211

Item 2(a).	Name of Person Filing

Cedars-Sinai Medical Center

Item 2(b).	Address of Principal Business Office or, if none, Residence:

8700 Beverly Blvd.

Los Angeles, CA 90048

Item 2(c).	Citizenship

USA

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

14070B 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

N/A

Capricor Therapeutics, Inc.

CUSIP No. 1407B101

Item 4.	Ownership
(a)	1,324,086 shares

(b)	11.3%

(c)	Shares
i.	1,324,086 shares
ii.	0 shares
iii.	1,324,086 shares
iv.	0 shares

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Capricor Therapeutics, Inc.

CUSIP No. 1407B101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/2014
Date

/s/ Edward M. Prunchunas
Signature

Edward M. Prunchunas / CFO
Name / Title

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